EXHIBIT 12.2
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine
	Months Ended
	September 30,	Year ended December 31,
(in millions)	2015	2014	2013	2012	2011	2010
Earnings:
Net income	$715	$1,433	$866	$811	$845	$1,121
Income tax provision	95	384	326	298	480	574
Fixed charges	923	1,176	971	891	880	799
Total earnings	$1,733	$2,993	$2,163	$2,000	$2,205	$2,494
Fixed charges:
Interest on short-term borrowings
and long-term debt, net	$884	$1,125	$917	$834	$824	$731
Interest on capital leases	3	6	7	9	16	18
AFUDC debt	36	45	47	48	40	50
Total fixed charges	$923	$1,176	$971	$891	$880	$799
Preferred stock dividends:
Tax deductible dividends	$7	$9	$9	$9	$9	$9
Pre-tax earnings required to cover
non-tax deductible preferred
stock dividend requirements	4	6	7	7	8	7
Total preferred stock dividends	11	15	16	16	17	16
Total combined fixed charges
and preferred stock
dividends	$934	$1,191	$987	$907	$897	$815
Ratios of earnings to combined
fixed charges and preferred
stock dividends	1.86	2.51	2.19	2.21	2.46	3.06

Note:
For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to combined fixed charges and preferred stock dividends, "earnings" represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements. "Preferred stock dividends" represent tax deductible dividends and pre-tax earnings that are required to pay the dividends on outstanding preferred securities.  Fixed charges exclude interest on tax liabilities.